Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except for ratio)

Nine Months Ended September 30,
2021
Earnings:
Income (loss) before income taxes	$181,473
Add: Fixed Charges	58,780
Add: Amortization of capitalized interest	173
Less: Interest capitalized	401
Less: Earnings from joint venture, net	239
Total earnings (loss)	$239,786

Fixed charges:
Interest costs(1)	$50,103
Interest factor of operating lease expense(2)	8,677
Total fixed charges	$58,780

Ratio of earnings (loss) to fixed charges(3)	4.08
(1)Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.
(2)Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.
(3)The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.